Exhibit 12.1

Tri‑State Generation and Transmission Association, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Computation of Ratio of Earnings to Fixed Charges
Net Margins	$53,413	$64,236	$72,912	$52,795	$69,934
Less income from equity investees	—	—	—	—	—
Adjusted net margin	$53,413	$64,236	$72,912	$52,795	$69,934

Interest expense	$154,746	$155,546	$161,754	166,636	168,425
Less: interest capitalized during period	(13,909)	(14,330)	(12,857)	(15,238)	(13,609)
Amortization of deferred debt expense	1,733	1,141	566	507	206
Interest portion of rental expense	—	—	—	—	—
Earnings	$195,983	$206,593	$222,375	$204,700	$224,956

Interest expense	$154,746	$155,546	$161,754	$166,636	$168,425
Amortization of deferred debt expense	1,733	1,141	566	507	206
Interest portion of rental expense	—	—	—	—	—
Fixed Charges	$156,479	$156,687	$162,320	$167,143	$168,631

Ratio of Earnings to Fixed Charges	1.25	1.32	1.37	1.22	1.33